UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               VISTA BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.50 Per Share
                         (Title of Class of Securities)

                                   92830R 103
                                 (CUSIP Number)

              Louis Hajdu, 710 New Brunswick Avenue, P.O. Box 1131,
                  Alpha, New Jersey 08865-1131; (908) 454-1115
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 6, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92830R 103



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Louis Hajdu

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*


       PF

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States of America

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            263,566
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None.
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             263,566
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None.

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       273,451

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.5

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  14   TYPE OF REPORTING PERSON*

       IN


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                                   Page 2 of 6

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                                   LOUIS HAJDU


Item 1. Security and Issuer

     This statement relates to the common stock, par value $.50 per share (the "Common Stock"), of Vista Bancorp, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 305 Roseberry Street, Post Office Box 5360, Phillipsburg, New Jersey 08865; telephone number (908) 859-9500.

Item 2. Identity and Background

     The following information is with respect to the Reporting Person:

     (a)  Louis Hajdu

     (b)  710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey 08865-1131

     (c) Consultant, Hajdu Construction, Inc., building contractors, 710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey 08865-1131

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States of America.

Item 3. Source and Amount of Funds or Other Considerations

                                   Louis Hajdu

Date      Transferred From or To                 No. of Shares           Cost
----      ----------------------                 -------------           ----

04/15/68  Stock Dividend                               100             $30.00
04/17/70  Kurland                                       51              45.00
05/14/71  Stillo                                       227              50.00
05/16/72  Cline                                         27              65.00
08/23/72  Barry Hajdu, Cust. for Heather                83           transfer
02/05/73  Hajdu                                        165           transfer
06/12/74  Allen                                         15              70.00
12/02/75  Beers                                         10              60.00
11/23/79  Allen                                         15              82.00
11/13/80  Paine Webber                                  53              82.00
03/04/81  Cede & Co.                                   200              82.00

Date      Transferred From or To                 No. of Shares           Cost
----      ----------------------                 -------------           ----

04/01/81  Stock Split (3 for 1)                      2,838        after 27.33
01/11/82  LaCosta                                      150              20.00
04/13/82  DiGerolamo                                   300              20.00
05/12/82  Rutt                                         400              20.00
02/11/83  Cline                                      4,500            unknown
11/21/83  Allen                                         50              30.00
10/10/84  Percarpio                                     30              30.00
11/27/84  Allen                                         20              30.00
04/29/86  Meyner                                        40              77.00
05/02/86  Stock Split (5 for 1)                     37,096              15.40
10/06/86  Easton National Bank and
            Emilie K. Bloom                            228              15.40
11/10/86  Bahrenburg                                    54              15.40
1987      Directors Fees                               134              15.65
1987      Dividend Reinvestment                        905              15.65
1988      Directors Fees                               181              20.94
1988      Dividend Reinvestment                      1,476              20.94
1989      Directors Fees                               154              24.03
1989      Dividend Reinvestment                      1,497              24.03
1990      Directors Fees                               100              25.81
1990      Dividend Reinvestment                        376              25.81
05/13/91  Miller                                       764              18.50
12/02/91  Stott Trust                                3,200              19.00
02/05/92  Meyner                                     4,390              19.00
10/05/92  Bear Sterns                                1,000            unknown
12/04/92  Stock Offering                             5,500              18.00
01/19/93  Merrill Lynch                                624            unknown
03/10/94  Dividend Reinvestment                        635              24.23
03/31/94  Directors Stock Purchase Plan                 16              24.23
05/13/94  Stock Split (3 for 1)                    135,208         after 8.50
12/26/95  Stock Offering                            28,973              11.50
07/16/97  Open Market Sale                             500              14.75
07/17/97  Open Market Sale                           1,000              14.75
07/18/97  Open Market Sale                             500              14.75
07/24/97  Open Market Sale                           3,700              15.13
07/25/97  Open Market Sale                           1,900              15.13
07/28/97  Open Market Sale                             400              15.13
07/29/97  Open Market Sale                          10,000              15.50
05/06/98  Hajdu Group Retirement Plan               49,781                n/a

          TOTAL                                    263,566

                     Elizabeth Hajdu (Spouse of Louis Hajdu)

Date      Transferred From or To                 No. of Shares           Cost
----      ----------------------                 -------------           ----

07/30/91  Stott                                        600             $19.00
12/02/91  Stott Trust                                1,000              19.00
12/04/92  Stock Offering                             1,283              18.00
05/13/94  Stock Split (3 for 1)                      5,766         after 8.50
12/26/95  Stock Offering                             1,236              11.50

          TOTAL                                      9,885

Item 4. Purpose of Transaction

     The purpose of the acquisitions by the Reporting Person is for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a)  Louis Hajdu -- 273,451 shares or 6.5% of the outstanding Common Stock

     (b) Louis Hajdu: 263,566 shares held individually and 9,885 shares held individually by his spouse.

     (c) On May 6, 1998, 49,781 shares of the Common Stock were transferred from the Hajdu Group Retirement Plan to Smith Barney Inc. Rollover Custodian f/b/o Louis Hajdu. There was no consideration given or paid for this transfer.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to be Filed as Exhibits

     Article VII of the Plan and Trust Agreement for the Hajdu Group Retirement Plan delineating the powers and responsibilities of the co-trustees was filed with the Reporting Person's original Schedule 13D, on February 27, 1997, and is incorporated by reference into this Item 7.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 14, 1998                            /s/ Louis Hajdu
                                        ---------------------------------
                                        Louis Hajdu, the Reporting Person